

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

Via Email
Andrew D. Mason
Chief Executive Officer
Groupon, Inc.
600 West Chicago Avenue, Suite 620
Chicago, Illinois 60654

> **Re: Groupon, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed July 14, 2011**
> **File No. 333-174661**

Dear Mr. Mason:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We have considered your response to comment 16 from our letter dated June 29, 2011. Given your limited operating history, it is unclear why investors would not consider additional information about your subscribers, customers and merchants to be meaningful. Please provide additional context to your disclosure in the third and fourth bullet points on page 1 by disclosing the number of repeat purchasers and merchants for the periods presented and explain your definition of these terms.

Our Strategy, page 2

2.   We note your response to comment 17 from our letter dated June 29, 2011 and your supplemental explanation of online marketing expense to acquire the Q2 2010 cohort. In light of the fact that the second quarter 2010 cohort information needs lengthy disclosure to put it into context, including the risks highlighted in the second bullet point of the first risk factor on page 12, please remove this example from the prospectus summary.

Key Operating Metrics, pages 8 and 43

3.   We note your response to comment 18 from our letter dated June 29, 2011. Please revise your disclosure on pages 8, 43, 48, and 58 to state as explained on page 24 that "subscribers" reflects the total number of subscribers who have completed registrations as of the last day of the applicable period, regardless of purchase activity, less individuals who have unsubscribed, and could include individuals with multiple registrations.

4.   Furthermore, it appears that, upon initially visiting your website at www.groupon.com, visitors are asked to enter their location and then their e-mail and are not permitted to proceed without providing this information. Upon entering this information, a visitor becomes a subscriber. Your website does not appear to clearly state how to view information on the website without entering this information and becoming a subscriber. Please discuss this aspect of your website's operation, including that some of your subscribers may be people who did not know how to visit your website without registering as subscribers and did not intend to become subscribers.

5.   We note your response to comment 19 from our letter dated June 29, 2011. It is unclear to us how you are able to isolate "unique customers" in your measurement of cumulative customers to include only new customers. Additionally, please qualify your count of cumulative customers to state, if true, that it may include the same individuals with multiple registrations.

Non-GAAP Financial Measures, pages 9 and 43

6.   We note your response to comment 20. However, we reiterate our belief that the exclusion of online marketing expenses from your results of operations in your non-GAAP measure is potentially misleading. Please remove this item from your calculation of your non-GAAP measure.

Letter from Andrew D. Mason, page 32

Our customers and merchants are what we care about, page 33

7.   We note your completely open return policy. Please explain whether this applies to your international operations as well as your North American operations.

Special Note Regarding Forward-Looking Statements and Industry Data, page 34

8.   We note your response to comment 21 from our letter dated June 29, 2011 and
        acknowledgement of your responsibility for the accuracy and completeness of the
        information in the prospectus. Nevertheless, the first paragraph on page 35 states that
        information in the prospectus is based on information from other sources whose accuracy
        you cannot assure. Revise to remove this qualification.

Use of Proceeds, page 36

9.   We note your response to comment 23 from our letter dated June 29, 2010. Considering
        your substantial investment in growth such as your online marketing expenses, please
        clarify whether the net proceeds of this offering will be used to fund these expenses and
        growth initiatives.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
46

How We Measure Our Business, page 46

10.   We note your response to comment 25 from our letter dated June 29, 2011. Please revise
        your disclosure to incorporate your response that city size, maturity of markets, and
        changes in mix of category of deals have not had a meaningful impact on gross margin or
        profit.

11.   We note your response to comment 26 from our letter dated June 29, 2011. Please
        include calculations of average revenue per subscriber and Groupon sold and average
        Groupons per customer.

Results of Operations, page 50

Comparison of the Years Ended December 31, 2008, 2009, and 2010, page 53

12.   We note your response to comment 28 from our letter dated June 29, 2011. Please
        include in your disclosure your statement that the refund rate of Groupons did not
        influence the cost of revenue or gross profits during the period in question.

13.   We note from page 55 that you had higher margins on your International segment. Please
        further explain whether this result was due to your redemption payment model because,
        in that model, revenue is not shared with merchants until the customer redeems the
        Groupon.

Liquidity and Capital Resources, page 59

14.   We note your response to comment 30 from our letter dated June 29, 2011. Please
       incorporate your explanation for using a substantial portion of the net proceeds of $1.1
       billion from recent stock sales to redeem shares instead of funding your growth strategy
       into Liquidity and Capital Resources section. Also clarify whether you have funded your
       working capital requirements and expansion primarily through private sales of common
       and preferred stock or whether you have relied primarily on cash flows from operations.
       In this regard, it appears that the $1.1 billion in common and preferred stock sales are
       largely unrelated to the company's liquidity and capital resource requirements.

Cash Provided By (Used In) Operating Activities, page 60

15.   We note your response to comment 33 from our letter dated June 29, 2011 and that you
       use the redemption model in your international operation in part because of the
       challenges in assessing creditworthiness. Please explain these challenges in more detail;
       explain whether you are referring to the creditworthiness of the merchants or customers.

16.   We note your response to comment 34 from our letter dated June 29, 2011. The second
       paragraph on page 60 states that growth in international operations accelerated cash flow
       due to more favorable payment terms. Please explain more specifically your reference to
       "more favorable payment terms." Explain whether this refers to the redemption model
       which allows you to retain cash from your customers without paying merchants when
       customers do not redeem Groupons.

Critical Accounting Policies and Estimates, page 64

Acquisitions and the Recoverability of Goodwill and Long-Lived Intangible Assets, page 64

17.   We note your response to comment 35 from our letter dated June 29, 2011, including
       your statement that collectively, the key operating metrics and financial information
       included in the internal reports enable Mr. Mason *to assess the performance of the
       Company and allocate resources*. Based on all internal reports provided to the CODM,
       tell us your consideration of whether *each business component* included therein is an
       operating segment. Please provide us your analysis based on the criteria set forth in
       paragraphs 50-1 through 50-19 of ASC 280-10.

Common Stock Valuations, page 66

Fiscal Year 2011, page 68

18.   We note your Chinese joint ventures on page F-45 and several references elsewhere in
       the filing. Please revise to add China to the list of countries in which you expanded your
       presence or tell why it is not applicable.

Business, page 71

19.   We note your response to comment 38 from our letter dated June 29, 2011. Please revise your disclosure to incorporate your response that explains your belief regarding local expenditures on leisure, recreation, foodservice, and retail.

20.   We note your response to comment 39 from our letter dated June 29, 2011. We partly reissue this comment. You state in your response that about 40% of subscribers are unpaid or are acquired via word-of-mouth. Please incorporate this information into your disclosure. Further, revise to explain the basis for your statement that your brand is trusted and detail your investment in customer satisfaction by objective standards such as return customers, merchants, or third party reports and analyses.

21.   We note your disclosure in the last paragraph on page 74 and fourth paragraph on page 75 regarding your relationships with merchants and your focus on providing them with positive experiences. Your disclosure here or elsewhere does not seem to address when merchants generally make money on their promotions with Groupon or consider the promotions to be effective. Please revise to address this aspect of the Groupon experience. In this regard, we note your response to comment 16 which states that you have a backlog of merchants so that your approach is limiting, instead of encouraging, deals with merchants. Merchant profitability and satisfaction nevertheless seem to be important to your business.

Subscriber Economics, page 76

22.   We note the disclosure on page 77 provided in response to comment 42. Please expand your disclosure to discuss the reasons for the trend of declining average revenue per Groupon sold. Also, please balance your disclosure concerning the trend in gross profit with a discussion of the trends in gross profit percentages in the case study markets.

23.   We note your response to comment 44 from our letter dated June 29, 2011. Notwithstanding whether management considers revenue per Groupon sold to be a key metric, we continue to believe disclosure of average revenue earned per Groupon sold would provide readers additional insight and clarity about the economic trends in your operations in the case study markets. For each of the case studies, disclose within the tables the average amount of revenue earned per Groupon sold in each of the quarterly periods.

Competition, page 84

24.   We note your response to comment 46 from our letter dated June 29, 2011. Please incorporate into your disclosure your response that, based on your experience, you do not compete on merchant payment terms.

Regulation, page 85

25.   We note your response to comment 50 from our letter dated June 29, 2011. Please clarify your basis of accounting for your International Segment's merchant cost under the redemption payment model, initially, at point of sale and at the expiration of the promotion period if customers do not redeem their Groupons. Additionally, please expand your disclosure to discuss the impact of unredeemed Groupons on the international segment's gross profit during each period presented. We note your disclosure on page 60.

Code of Ethics, page 93

26.   If you intend to put information on your website for investors, please confirm that an investor will not have to become a subscriber and that it will be clear how to access the information without becoming a subscriber.

Related Party Transactions, page 114

27.   Please provide a separate table that discloses the total amount each officer, director and five percent stockholder has received through dividend payments and stock redemptions to date and the total amount paid for the related shares. Please list each officer and director by name (e.g., Eric P. Lefkofsky and affiliates) and include all shares attributable to their affiliates. You may identify the affiliates in a footnote.

Sales of Our Securities, page 114

28.   We note your response to comment 59 from our letter dated June 29, 2011. Please incorporate your response into your filing.

Principal and Selling Stockholders, page 121

29.   Tell us whether the shares over which Messrs. Mason, Keywell and Lefkofsky share voting power in connection with the CityDeal acquisition are included in their beneficial ownership amounts. If not, please include these shares in their beneficial ownership amounts and in the column to the table that discloses the percentage of total voting power.

Financial Statements

Revenue Recognition, page F-11

30.   In order to help us further evaluate your responses to comments 62 and 63, please address the following:

- Summarize for us and provide proposed disclosure (for inclusion in the appropriate sections of your registration statement), that clearly delineates the rights and obligations of the parties in both the agreement between the purchaser of a Groupon and Groupon and the agreement between Groupon and the merchant that provides the discounted service to which the owner of a Groupon is entitled. If the rights and obligations differ between your U.S. and international operations, please highlight those differences and explain how they impact the timing, measurement, and recognition of revenue and cost of revenue.
- Analyze, with reference to the rights and obligations of the parties, whether Groupon is responsible for the acceptability of the product or service provided by the merchant to the owner of a Groupon.

31.   Further, without limiting your response, please clarify the rights and obligations of the three parties involved in the following circumstances:

- When a Groupon is sold and the customer redeems it during the promotion period,
- When a Groupon is sold and the customer attempts to redeem it following the expiration of a promotion period,
- When a Groupon is sold and redeemed but the customer requests a refund because of an unsatisfactory experience with the merchant,
- When a Groupon is sold but the customer requests a refund of an unused Groupon during the promotion period (such as when a customer changes his mind),
- When a Groupon is sold but the customer requests a refund after the promotion period,
- When a Groupon is sold but the merchant does not honor the Groupon (such as when the merchant is in bankruptcy),
- When Groupons are sold but redemptions are less than the number of customers committed to a merchant, and
- When a Groupon is fraudulently redeemed.

As appropriate, please ensure that your disclosures are sufficiently robust to address the above situations and circumstances.

32.   We note in your response to comment 59 that the company determined the fair value of its common stock to be $3.1783 per share as of April 2010 while in your response to comment 68 you indicate shares were repurchased in April 2010 at $5.353 per share. It is unclear to what extent the shares redeemed in April were held by employees and why you did not recognize any of the excess of the repurchase price over the fair value of these shares as compensation expense. Please comply with the accounting guidance in ASC 718-20-35-7 or advise us. Also, please clarify on page F-29 how many of the shares redeemed in April 2010 and in December 2010 were redeemed from company employees.

9. Stock-Based Compensation, page F-29

33.   Disclose on page F-31 what constitutes a Restricted Stock Unit and what constitutes a
        Performance Stock Unit.

34.   Please note that once we have an opportunity to review your per share offering price, we
        may have further comment.

12. Income Taxes, page F-40

35.   We note your response to comment 69 from our letter dated June 29, 2011 and your
        statement that you recorded a full valuation allowance in all foreign jurisdictions in a net
        deferred tax position at December 31, 2010 since you have no prior history of capturing
        future income projections by jurisdiction. It is unclear to us why it is reasonable to
        consider your lack of prior history as persuasive evidence in support of a conclusion that
        it is more likely than not that the deferred tax assets will not be realized in future periods.
        In addition this conclusion appears to conflict with other conclusions made by
        management, such as management's assumptions regarding future operating results in the
        foreign jurisdictions when deciding to acquire CityDeal and Qpod, and management's
        estimates of fair value when assessing goodwill for impairment in your International
        segment. Please revise or provide additional detailed disclosure explaining your basis for
        recording a full valuation allowance in all foreign jurisdictions and advise us.

Legal Matters, page F-58

36.   We note your response to comment 72 from our letter dated June 29, 2011 and your
        statement that "the Company has determined that such matters are not material
        individually or in the aggregate to its financial statements." However, it appears that you
        are referring to litigation incident to the ordinary course of business, which excludes class
        actions under the Card Act on page 19 in which your "liabilities with respect to
        unredeemed Groupons may be materially higher than the amounts shown in your
        financial statements" and "the outcome of these actions or the court rulings that they may
        entail may substantially harm" your business. Please reconcile the apparent
        inconsistencies and revise your disclosures in the financial statements as appropriate.

Exhibits

37.   Please file your material contracts in their entirety. For example, please file all exhibits
        to the lease agreements filed as Exhibits 10.17 and 10.20.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney at 202-551-3310, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via Email
        Steven J. Gavin, Esq.
        Winston & Strawn LLP